Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Operational Update

Highlights

•	Site selection process advancing for planned TACTI-002 Phase II trial which will include recruitment of up to 110 patients

•	AIPAC Phase IIb recruitment reaches 155 patients or more than 68% of total patients and first Progression-Free Survival data remains on track for the second half of calendar 2019

•	New Phase I trial in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to include recruitment of 12 patients in different solid tumors, as an extension to INSIGHT

•	EOC Pharma doses first patient in Phase I clinical trial with efti in China

SYDNEY, AUSTRALIA – November 1, 2018 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, provides an operational update on the Company’s ongoing clinical and preclinical development of eftilagimod alpha (“efti” or “IMP321”) and IMP761, respectively, as well as the Company’s partnered clinical programs.

Efti Clinical Update

TACTI-002

Immutep reports that the site selection process is completed for its planned Phase II TACT-002 trial with up to 110 patients. Competent authority approval has already been received from the UK’s Medicines & Healthcare products Regulatory Agency (MHRA), as well as a number of Ethics Committee approvals with the remaining approvals expected shortly. This follows the approval of the Company’s Investigational New Drug application by the US Food and Drug Administration (FDA) in July 2018. Site start-up in all regions is advanced and the first site activation is expected shortly, potentially leading to the First Patient In (FPI), in early calendar 2019.

Immutep will present a poster addressing the trial design of TACTI-002 at the Society for Immunotherapy of Cancer (SITC) Annual Meeting being held from 7-11 November 2018, in Washington, D.C. TACTI-002 will evaluate the safety and efficacy of efti in combination with Keytruda® (pembrolizumab), Merck & Co.’s anti-PD-1 therapy, in patients with non-small cell lung carcinoma (1st and 2nd line) or head and neck carcinoma (2nd line).

AIPAC

Immutep reports that 155 patients have been recruited to participate in AIPAC, representing more than 68% of a total patient recruitment of 226 patients for the Phase IIb clinical trial. Recruitment is ongoing in Belgium, the Netherlands, Poland, Hungary, United Kingdom, France and Germany. As previously advised in June 2018, Immutep has reported that a slow down in patient recruitment was observed due to the incorporation of CDK4/6 inhibitors into the treatment regimen of patients with metastatic breast cancer, reinforcing and extending the hormonal therapy timeframe for patients before they move to the first line chemotherapy setting and become eligible to AIPAC.

Crucially, while Immutep expects that patient recruitment will continue into the first half of calendar year 2019, the event driven read-out (152 events needed) of first Progression-Free Survival (PFS) data remains expected in the second half of calendar year 2019. The expected APIAC PFS readout therefore remains overall on track.

TACTI-mel

As reported in August 2018, the Company’s TACTI-mel Phase I study is fully recruited (24 patients) and final data could be expected in calendar 2019. The TACTI-mel (Two ACTive Immunotherapeutics in melanoma) trial is evaluating the combination of efti and KEYTRUDA® (pembrolizumab) in unresectable or metastatic melanoma patients.

TACTI-mel interim data will be presented at different industry conferences, as previously announced. Most notably, the Company will have a poster and for the first time an oral presentation at SITC, updating safety and efficacy data from part A of the trial (18 patients).

INSIGHT (IKF)

Immutep’s partner, the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”), has reported that patient recruitment for the trial is ongoing, with a total of 10 patients recruited to the trial. A status update is planned to be presented in the coming months.

Immutep and IKF have also commenced preparations for the necessary regulatory submissions to enable the commencement of patient recruitment for the Phase I clinical trial being conducted under Immutep’s new clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc., as announced in September 2018. See below for further updates on this collaboration.

Business Development Update

New collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc.

As announced in September 2018, the Company entered into a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to evaluate the combination of Immutep’s efti with avelumab*, a human anti-PD-L1 antibody, in patients with advanced solid malignancies.

The planned clinical evaluation will be executed as an amendment to the existing INSIGHT Phase I clinical trial and Immutep reports that it will involve the recruitment of 12 patients with different solid tumors. The trial will evaluate the safety, tolerability and recommended Phase II dose of efti when combined with avelumab.

IKF will be the sponsor of the clinical trial and it will be conducted under the existing protocol of the ongoing INSIGHT study. Prof. Dr. Salah-Eddin Al-Batran, the lead investigator of INSIGHT and member of Immutep’s clinical advisory board, will also be the lead investigator of the trial.

EOC Pharma doses its first patient in Phase I clinical trial for efti in China

Immutep’s partner and Chinese licensee, EOC Pharma, has advised that it has commenced clinical development of efti in China and that the first patient in its Phase I clinical study in metastatic breast cancer was safely dosed in October 2018.

IMP761 Update

Further to the Company’s previous announcement in September 2018, Immutep has now commenced cell line development and the associated manufacturing steps for IMP761 (a LAG-3-specific antibody with unique agonistic properties).

*Avelumab is under clinical investigation for treatment of solid malignancies and has not been demonstrated to be safe and effective for these uses. There is no guarantee that avelumab will be approved for solid malignancies by any health authority worldwide.

For updates on the clinical trials being conducted by Immutep’s partners, please visit clinicaltrials.gov.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of Efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluation a combination of Efti with avelumab* (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com